SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Secured Investment Resources Fund, L.P. II
-------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
-------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                            Millenium Management, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation: $1,100,000(1)         Amount of Filing Fee: $220(2)
-------------------------------------------------------------------------------
(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 11,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on Thursday, December 1, 2005. The Purchaser received 3,282 Units (6.1% of the outstanding Units) that were validly tendered and not withdrawn, all of which were accepted for payment. As a result of the Offer, the Purchaser will own approximately 17,928 Units (33.4%). Affiliates of Purchaser, Everest Management, LLC, KM Investments, LLC, and Everest Properties II, LLC, own 20 Units (less than 0.1%), 32 Units (0.1%) and 62 Units (0.1%). The foregoing Units together represent 33.6% of the 53,661 limited partnership units outstanding.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2005


                                     MILLENIUM MANAGEMENT, LLC

                                     By: /S/ W. ROBERT KOHORST
                                         --------------------------
                                         W. Robert Kohorst
                                         President